
13030179

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2013
Washington DC
400

SEC FILE NUMBER
8-28378

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mason Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11130 Sunrise Valley Drive, Suite 200
(No. and Street)

Reston	VA	20191
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Marc Carignan 703-716-6000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CST Group CPA's, PC
(Name – *if individual, state last, first, middle name*)

1800 Robert Fulton Drive	Reston	VA	20191
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott S. George, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mason Securities, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


REBECCA JANE STALLARD
Notary Public
Commonwealth of Virginia
7332876
My Commission Expires Jun 30, 2014

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Audited Financial Statements and Supplementary Financial Information

MASON SECURITIES, INC.

Reston, Virginia

December 31, 2012 and 2011

CONTENTS



CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
Mason Securities, Inc.
Reston, Virginia

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Mason Securities, Inc. (the Corporation) as of December 31, 2012 and 2011, and the related statements of income, stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Corporation's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mason Securities, Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

CST Group, CPAs, PC

February 14, 2013

STATEMENTS OF FINANCIAL CONDITION

MASON SECURITIES, INC.

	December 31, 2012	December 31, 2011
ASSETS		
CURRENT ASSETS		
Cash	$ 134,336	$ 109,151
Concessions and commissions receivable	80,731	67,258
Due from related party	1,357,332	1,209,434
TOTAL CURRENT ASSETS	1,572,399	1,385,843
DEPOSITS	25,000	25,000
	$1,597,399	1,410,843
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Commissions payable	$ 15,129	$ 11,777
TOTAL CURRENT LIABILITIES	15,129	11,777
STOCKHOLDER'S EQUITY		
Common stock, par value $.01, authorized 1,000 shares, issued and outstanding 100 shares	1	1
Additional paid-in capital	25,599	25,599
Retained earnings	1,556,670	1,373,466
	1,582,270	1,399,066
	$1,597,399	$1,410,843

See independent auditor's report and notes to financial statements.

STATEMENTS OF INCOME

MASON SECURITIES, INC.

	December 31, 2012	December 31, 2011
INCOME		
Concession and commission income	$ 862,245	$ 800,889
Interest income	37	99
	862,282	800,988
EXPENSES		
Operating expense	385,118	345,980
Management fees	75,137	63,256
Commission expense	102,185	71,360
	562,440	480,596
NET INCOME BEFORE INCOME TAXES	299,842	320,392
Income Tax Expense	116,638	124,632
NET INCOME	$ 183,204	$ 195,760

See independent auditor's report and notes to financial statements.

STATEMENTS OF STOCKHOLDER'S EQUITY

MASON SECURITIES, INC.

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
BALANCE, December 31, 2010	$ 1	$ 25,599	$ 1,177,706	$ 1,203,306
Net Income for the year ended December 31, 2011	0	0	195,760	195,760
BALANCE, December 31, 2011	1	25,599	1,373,466	1,399,066
Net Income for the year ended December 31, 2012	0	0	183,204	183,204
BALANCE, December 31, 2012	$ 1	$ 25,599	$ 1,556,670	$ 1,582,270

See independent auditor's report and notes to financial statements.

STATEMENTS OF CASH FLOWS

MASON SECURITIES, INC.

	Year Ended December 31, 2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 183,204	$ 195,760
Effects of changes in income and expense accruals:		
Concessions and commissions receivable	(13,473)	61,726
Accounts payable	0	(25,983)
Commissions payable	3,352	(18,318)
NET CASH PROVIDED BY OPERATING ACTIVITIES	173,083	213,185
CASH FLOWS FROM INVESTING ACTIVITIES		
Due from related party	(147,898)	(239,535)
NET INCREASE (DECREASE) IN CASH	25,185	(26,350)
Cash, beginning of the year	109,151	135,501
CASH, END OF YEAR	$ 134,336	$ 109,151

See independent auditor's report and notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

MASON SECURITIES, INC.

December 31, 2012 and 2011

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Mason Securities, Inc. (the Corporation), a wholly owned subsidiary of Mason International, Inc. (the Parent), is a securities brokerage firm providing its customers with brokerage services to trade mutual funds, limited partnerships and individual stocks and bonds. The Corporation's clients are individuals and institutions throughout the United States. The Corporation does not have custody of client accounts or hold securities. Securities are held by third parties and transactions are cleared through a clearing corporation.

The Corporation qualifies under Rule 15c3-3(k)(2)(ii) from the Securities and Exchange Commission Customer Protection Rule (Rule 15c3-3). Accordingly, the supplemental schedule of Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 is not applicable.

The Corporation uses accrual basis accounting for financial statement purposes and cash basis accounting for income tax reporting. A consolidated income tax return is filed with the Parent.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Corporation records 12b-1 trailer commission revenue when earned. The commission revenue will fluctuate depending upon the asset values of select mutual funds. Total trailer commission revenue for the years ended December 31, 2012 and 2011 was $731,213 and $678,420, respectively.

Cash, as used in the accompanying financial statements, includes currency on hand, demand deposits with financial institutions and short-term, highly liquid investments purchased with a maturity of three months or less. The Corporation may maintain cash balances that may exceed federally insured limits. Management does not believe this to result in any significant risk.

NOTE B - INCOME TAXES

Statements of Financial Accounting Standards require companies to disclose unrecognized tax benefits and liabilities. The Corporation is a wholly owned subsidiary under the Parent. Management has evaluated the effect of the guidance and all other tax positions that could have a significant effect on the financial statements and determined that the Corporation had no uncertain tax positions at December 31, 2012 and 2011, which required disclosing or recognition.

NOTE B - INCOME TAXES (continued)

The Parent, by agreement, is responsible for any tax liability of the consolidated group. With limited exceptions, the Parent is no longer subject to income tax examination for any years earlier than 2008. During the year ended December 31, 2012 and 2011, the Corporation recorded its share of the federal and state income taxes, which remain the liability of the Parent. For the years ended December 31, 2012 and 2011, Federal and state income taxes totaled $116,638 and $124,631, respectively. The offsetting liability was recorded in due from related party.

NOTE C - LIABILITIES SUBORDINATED TO GENERAL CREDITORS

The Corporation had no liabilities that were subordinated to general creditors for the years ended December 31, 2012 and 2011.

NOTE D - BANK FINANCING AGREEMENTS

The Corporation, the Parent, and the Parent's subsidiaries share a $500,000 revolving line of credit (the revolving loan) with BB&T Bank. Unless otherwise renewed or extended, the loan will expire September 14, 2013. Interest on the outstanding balance for the loan is calculated at the Bank's prime rate and is due monthly. The revolving loan balance was $0 for the years ended December 31, 2012 and 2011.

NOTE E - RELATED PARTY TRANSACTIONS

Mason Associates, Inc., a sister corporation, is paid management fees for providing all management services to the Corporation. The current method of determining management fees is based on direct labor. As a result of transactions and short-term loans between these related entities, Mason Associates, Inc. owed the Corporation $1,357,332 and $1,209,434 for the years ended December 31, 2012 and 2011, respectively.

In addition, Mason Associates, Inc. allocates certain office and employee benefits expenses to the Corporation. Total expenses allocated to the Corporation for the years ended December 31, 2012 and 2011 were $63,663 and $42,803, respectively.

Mason Securities, Inc. and Mason Associates, Inc. are wholly owned subsidiaries of Mason International, Inc.

NOTE F - OFFICE LEASE

The Corporation occupies space that is leased by the Parent Corporation. It pays its pro-rata share of the Parent Corporation's lease expense as part of its monthly payment for office services. The rent component of office services expense for the years ended December 31, 2012 and 2011 was $15,146 and $16,704, respectively, all of which was paid to the Parent Corporation.

NOTE G - PROFIT SHARING PLAN

The Corporation provides a salary reduction/profit sharing plan under the provisions of Internal Revenue Code section 401(k). The plan covers all full time employees who have completed three months of service. Optional contributions to the 401(k) plan by the Corporation are matched at one-half of the employee contribution to a maximum amount of 3% of salary deferred. For the years ended December 31, 2012 and 2011, the Corporation made contributions of $5,723 and $0 to the plan, respectively.

NOTE H - NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 further requires all brokers not generally carrying customers' accounts to maintain net capital of not less than $5,000 or one-fifteenth of the Corporation's aggregate indebtedness, whichever is greater.

The Corporation's aggregate indebtedness to net capital ratio was 0.1049 to 1. At December 31, 2012, the Corporation had net capital of $144,207, which was $139,207 in excess of its required net capital of $5,000.

NOTE I - CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Corporation to concentrations of credit risk consist of the receivable from clearing organization and cash and cash equivalents. The Corporation grants credit terms in the normal course of business to its clearing brokers for payment of commissions or customer trades. As part of its ongoing procedures, the Corporation monitors the credit worthiness of its clearing broker.

The Corporation maintains cash in bank deposit accounts that, at times, may exceed federally insured limits. The Corporation has not experienced any losses in such accounts. Management believes the Corporation is not exposed to any significant risk related to cash.

NOTE J - FAIR VALUE MEASUREMENTS

Unless otherwise noted, the Corporation estimates that the fair value of all financial and non-financial instruments at December 31, 2012 and 2011 does not differ materially from the aggregate carrying values recorded in the accompanying statements of financial condition. The estimated fair value amounts have been determined by the Corporation using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Corporation could realize in a current market exchange.

NOTE K - SUBSEQUENT EVENTS

Management evaluated all events and transactions that occurred after December 31, 2012 through February 14, 2013, the date we issued these financial statements.

SUPPLEMENTARY FINANCIAL INFORMATION

MASON SECURITIES, INC.

Reston, Virginia

December 31, 2012 and 2011

CSTGROUP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on Supplementary Information
Required by Rule 17a-5 Under the Securities Exchange Act of 1934

Board of Directors
Mason Securities, Inc.
Reston, Virginia

We have audited the financial statements of Mason Securities, Inc. as of and for the years ended December 31, 2012 and 2011, and have issued our report thereon dated February 14, 2013, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

CST Group, CPAs, PC

February 14, 2013

1800 Robert Fulton Drive | Reston, Virginia 20191 | TEL 703-391-2000 | FAX 703-391-2580 | www.cst-cpa.com

SCHEDULE I - COMPUTATION OF NET CAPITAL

MASON SECURITIES, INC.

	December 31, 2012	December 31, 2011
Total stockholder's equity	$ 1,582,270	$ 1,399,066
Deduct: non-allowable assets	1,438,063	1,276,692
Deduct: haircut valuation	0	892
NET CAPITAL	$ 144,207	$ 121,482

See independent auditor's report on supplementary information.

SCHEDULE II - NET CAPITAL RECONCILIATION

MASON SECURITIES, INC.

December 31, 2012

In accordance with Rule 17A-5(d)(4), we are reporting the following material differences that we found when comparing our report on the computation of net capital under Rule 15c3-1 with the focus report as filed by Mason Securities, Inc. for the period ended December 31, 2012.

DIFFERENCES WITH FOCUS REPORT $ 0

See independent auditor's report on supplementary information.



CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Mason Securities, Inc.
Reston, Virginia

In planning and performing our audit of the financial statements of Mason Securities, Inc. (the Corporation), as of and for the years ended December 31, 2012 and 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Corporation's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control. Accordingly, we do not express an opinion on the effectiveness of the Corporation's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

1800 Robert Fulton Drive | Reston, Virginia 20191 | TEL 703-391-2000 | FAX 703-391-2580 | www.cst-cpa.com

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 and 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CST Group, CPAs, PC

February 14, 2013

CSTGROUP

CERTIFIED PUBLIC ACCOUNTANTS

Audited Financial Statements
and
Supplementary Financial Information

MASON SECURITIES, INC.

December 31, 2012 and 2011

CSTGROUP

CERTIFIED PUBLIC ACCOUNTANTS